                                   For Immediate Release

                                                                                                                                       NEWS RELEASE

                                   TSX: PFN  OTCBB: PAWEF  Frankfurt: P7J

                                                                                             Toll Free 1.800.667.1870

                                                                                                                                    www.pfncapital.com

$1,072,000 Non-Brokered Private Placement Closed

December 31, 2009 Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) (the “Company”) is pleased to announce that it has closed the non-brokered private placement previously announced by its news release of December 9, 2009, and has issued an aggregate of 5,360,000 units for gross proceeds of $1,072,000, of which 4,500,000 units were issued as flow-through units to the MineralFields Group.

In connection with this financing, the Company has paid an aggregate of $45,000 in cash and issued an aggregate of 315,000 compensation options, as finder’s fees.  Each compensation option entitles the holder thereof to acquire one unit at a price of $0.20/unit for a period of 24 months.  Each unit is comprised of one common share and one-half of one warrant, with each whole warrant entitling the holder thereof to acquire an additional common share for a period of two years from the date of issue of the compensation options at a price of $0.35 during the first year of the exercise period and at a price of $0.45 during the second year of the exercise period.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring May 1, 2010.

The proceeds from the private placement received from the sale of the units, will be used for the further development of the Destiny Gold Project, located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region, Québec. (see news release dated December 3, 2009) and for the further development of the Rock and Roll Project located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia.  (see news release dated Oct 12, 2009), and for the acquisition of additional Platinum Group Metals, precious metals and base metals projects in Canada, the United States and Africa.

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management), based in Toronto,  Vancouver, Montreal and Calgary, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com.  First Canadian Securities ® (a division of Limited Market Dealer Inc.) is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies.  MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities ®.

“We are very pleased to be commencing a relationship with MineralFields Group”, said Harry Barr “This is an important milestone in the growth of Pacific North West Capital Corp. and we look forward to working with MineralFields Group as we develop the Destiny Gold and the Rock and Roll Projects.”

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Fire River Gold Corp. and Alto Ventures Ltd.

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous under funded opportunities that are available in the mining sector today.

Further Information:  Tel: +1.604.685.1870  Fax: +1.604.685.8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

                 December 31, 2009